Mail Stop 03-06


					May 31, 2005



Via U.S. Mail and Facsimile (410) 349-2453

Brion Umidi
Chief Financial Officer
ReGen Biologics, Inc
509 Commerce Street
1st Floor, East Wing
Franklin Lakes, NJ  07417


	Re:	ReGen Biologics, Inc.
		Form 10-K for year ended December 31, 2004
		Filed March 28, 2005
		File No. 000-20805

Dear Mr. Umidi:

      We have reviewed your filings and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Financial Statements

Income Statement, page 50

1. We note that you currently present compensation expense associated with stock options and warrants as a separate line item on the face of the income statement. Please revise your future filings to comply fully with Rule 5-03 of Regulation SX, which requires a presentation based on type of expense rather than the method of payment, and include the amounts in the appropriate categories of expenses - e.g., costs of good sold, SG&A, and R& D.

Item 9A - Controls and Procedures, page 85

2. Your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective at December 31, 2004, "to ensure that material information is made known to management .....
particularly
during the period when your periodic reports are being prepared", may confuse an investor into believing that your evaluation was limited to only those functions. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. To the extent you continue to include a description of disclosure controls and procedures, please ensure that your description is consistent with the one outlined in Rule 13a-15(e) of the Exchange Act.


* * * * * * * *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Praveen Kartholy, Staff Accountant, at (202) 551-3778 or me at (202) 551-3671 if you have questions regarding these comments.


							Sincerely,



							Martin F. James
							Senior Assistant Chief
Accountant

Mr. Brion Umidi
Chief Financial Officer
May 31, 2005
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